EXHIBIT 99.1
Qiao Xing Universal’s Subsidiary Signs Agreements with Four Sub-Branches of China Telecom to Supply CDMA Wireless Cityphone Sets
     HUIZHOU, Guangdong, China, Aug. 29 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that its subsidiary Huizhou Qiao Xing Communication Industry Limited (“HZQXCI”) recently signed sale and purchase agreements with four sub-branches of China Telecom (NYSE: CHA) in Yunnan Province. The agreements provide for the supply by HZQXCI of up to 30,000 units of CDMA Wireless Cityphone sets to the four local communications operators. The first shipments are expected in the middle of September 2005.
     The CDMA Wireless Cityphone is a mobile wireless communications terminal product using the 3G-frequency band and the landline network, operated mainly by China Telecom and China Netcom in China. It is similar to the Little Smart Phone in terms of the one-way charge system and the airtime charge rate, which is as low as that for conventional fixed-line telephone. However, unlike the Little Smart Phone, the CDMA Cityphone uses CDMA technology instead of the PHS one, and so has better communications qualities and is more environmentally friendly.
     Mr. Wu Rui Lin, Chairman of XING, said, “In the field of the CDMA Wireless Cityphone, our association in Shenzhen with the branch of China Telecom has been successful, and we have every reason to be sanguine about the outcome of our cooperation in the province of Yunnan. In fact, negotiation is underway with more local communications operators including the Guizhou Branch of China Telecom.
     “The CDMA Wireless Cityphone has been launched in Shenzhen first, and then in the provinces of Yunnan and Guizhou. The market potential for these locations is estimated to be up to 3 million units. Most of the major telecommunication equipment makers in China have not yet entered into this field. Smaller players balk at the barrier of entry in the form of the high technology involved. There exists, at the present moment, a window of opportunity for HZQXCI to establish itself, supported by its advanced 1900MHZ CDMA technology, powerful R&D capacity, well-organized production and efficient after-sales services. Qiao Xing has become one the limited number of major suppliers of CDMA wireless Cityphone products.
     “For 2005, we expect to secure orders for CDMA Wireless Cityphone sets worth up to US$18 million.”

     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and set-top-box products. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com.
     Forward-looking statements
     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.
     For more information, please contact:
     Rick Xiao, IR Director,
     Qiao Xing Universal Telephone, Inc.
     Tel: +86-752-282-0268
     Email: rickxiao@qiaoxing.com
     SOURCE Qiao Xing Universal Telephone, Inc.